Exhibit 107
CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Depositary Shares each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series F	20,000,000.00	$25.00	$500,000,000.00	$73,800.00
Non-Cumulative Perpetual Preferred Stock, Series F	(2)	(2)	(2)	(2)

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(1)Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)No separate consideration will be payable in respect of shares of Non-Cumulative Perpetual Preferred Stock, Series F, which are issued in connection with this offering.